FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Translation of an Official letter to the Chilean Security Exchange Commission's dated August 25, 2004, regarding the resignation of Juan Claro as a director of Telefónica Mundo S.A., a subsidiary of Telefónica CTC Chile.

Item 1.

Official letter to the Chilean Security Exchange Commission's regarding the resignation of Juan Claro as a director of Telefónica Mundo S.A., a subsidiary of Telefónica CTC Chile.

Santiago, August 25, 2004

Mr. Superintendente de Valores y Seguros

We inform that on August 24, 2004, Mr. Juan Claro González presented his resignation as a director of the Telefónica Mundo S.A..

The Company's board agreed to design in his replacement Mr Cristian Aninat Salas.

Sincerely,

Pablo Frías Rillón

Chief Excecutive Officer

NAME: Pablo Frias Rillón

I.D.: 9.226.207-3

SIGNATURE: By:/s/ Pablo Frías Rillón

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer